SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

November 8, 2002

of Chile, Bank
(Translation of Registrant’s name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on November 8, 2002 regarding the Consolidated Financial Statements of the Bank as of September 30, 2002.

www.bancochile.cl

Banco de Chile Announces 2002 Third-Quarter Results

Santiago, Chile, November 11, 2002 — Banco de Chile (NYSE: BCH), a Chilean full-service financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced results for the third quarter ended September 30, 2002. The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of September 30, 2002, unless otherwise stated. Therefore, all growth rates are in real terms. In addition, for comparative purposes, this document includes pro-forma financial figures for periods before 2002, based on the historical financial statements of Banco de Chile and Banco Edwards.

Net income for the third quarter of 2002 was Ch$16,967 million (Ch$0.25/share or US$0.20/ADS), which represents a decrease of 40.9% when compared to the pro-forma figure of Ch$28,685 million recorded in the third quarter of 2001.

2002 Third-Quarter Selected Financial Data

	3Q01	2Q02	3Q02	% Change 3Q02/3Q01
Income Statement (Millions, Chilean pesos)
Net Financial Income	93,029	89,062	82,917	(10.9)%
Income from Services	19,471	19,459	24,998	28.4%
Gains on Sales of Financial Instruments	3,917	5,791	(14,751)	—
Operating Revenues	116,417	114,312	93,164	(20.0)%
Provisions for Loan Losses	(30,089)	(33,598)	(18,528)	(38.4)%
Voluntary Provisions	4,193	(31)	13,519	222.4%
Operating Expenses	(63,366)	(59,984)	(65,050)	2.7%
Net Income	28,685	14,368	16,967	(40.9)%

Earning per Share (Chilean pesos)
Net income per Share	0.42	0.21	0.25	(40.9)%
Book value per Share	9.31	8.37	8.79	(5.6)%

Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	6,531,679	6,065,602	6,216,954	(4.8)%
Total Assets	9,542,407	9,005,268	9,237,750	(3.2)%
Shareholders’ Equity	633,526	569,586	598,104	(5.6)%

Total Capital / Risk Adjusted Assets	11.4%	13.3%	13.0%	—

Profitability Ratios
ROAA	1.20%	0.63%	0.74%
ROAE	19.2%	10.3%	11.9%	—
Net Financial Margin	4.3%	4.3%	3.9%	—
Efficiency ratio	54.4%	52.5%	69.8%	—

Asset Quality Ratios
Past Due Loans/Total Loans	1.97%	2.34%	2.51%	—
Allowances / Total Loans	3.42%	4.08%	3.38%	—
Allowances / Past Due Loans	173.6%	174.2%	134.9%	—

Third Quarter 2002 Highlights

The Bank

•
Loan Portfolio.    As of September 30, 2002 the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,156,097 million, representing a 2.8% quarterly growth, thus reaching an 18.9% market share at the end of September 2002 and ranking second in the Chilean Banking System.

•
Banco de Chile’s shares listed on the Madrid Stock Exchange.    Last October, Banco de Chile listed its shares on the Madrid Stock Exchange in order to strengthen its presence in international markets. The first transaction took place in the Latin-American Market (LATIBEX) on October 8, 2002 at 15.10 euros per transaction unit, equivalent to 600 Banco de Chile’s shares.

•
International Ratings-Outlook Stable.    On October 18, 2002, Fitch Ratings confirmed the “A-” long-term foreign currency and “F2” short-term foreign currency ratings of Banco de Chile, reflecting the Bank’s high overall quality and its importance within the Chilean Financial system, which was further strengthened by its merger with Banco Edwards.

•
Merger-Related Information.    During the third quarter of 2002, the last phase of the Bank’s technological integration process was completed, totally in line with its initial schedule. It is worth mentioning that the success of this integration process was considered a key issue within the merger process, in order to assure cost reductions and a better service quality. This means that currently, the Bank’s network operates with one common operational and technological platform.

In terms of the Bank’s staff, during the third quarter of 2002, 171 employees were laid off. In addition, during this quarter, merger related disbursement of approximately Ch$6,685 million were accounted, of which Ch$5,820 million were reflected in results as operating expenses, Ch$73 million as non-operating expenses and Ch$792 million as investments in computer systems.

•
Banco de Chile received “The Banker’s 2002 country award”.    “The Banker”, a prestigious British magazine, which gives every year country awards, nominated Banco de Chile as the Best Bank of the Year in Chile, based on the analysis of banks’ results, performance, technology initiatives and innovation, strategy and achievements. In particular, Banco de Chile was distinguished for its growth, the closed knowledge of its customers’ needs, its multibrand and business strategy, the international presence and technology development.

•
Speer & Associates’ Internet Banking Survey.    Banco Edwards and Banco Chile’s web sites ranked top 4 and 13, respectively, within the 68 sites of financial service companies from Latin America, assessed in the last Speer and Associates’ (a US consulting firm) survey dated June 2002. This survey examined the business development and transactional capabilities of retail internet offerings deployed by leading financial institutions in the Western Hemisphere.

Financial System

•
SBIF Announced New Guidelines related to Loan Portfolio Classification.    A new regulation regarding loan portfolio classification and establishment of allowances for loan losses was published by the Superintendency of Banks (SBIF) on September, 2002, in line with the modernization process of the banks’ supervision carried out by the mentioned entity. This regulation, which must be in application by 2004, follows international standards for financial institutions in development countries and encourages a greater degree of self-regulation. In particular, Banks will have to design their own asset evaluation methodology to estimate the amount of allowances for loan losses. This methodology and the amount of allowances at the end of each period must be approved by the Bank’s Board of Directors.

•
Growth in Loan portfolio.    At the end of September 2002, the financial system’s loan portfolio, net of interbank loans, amounted to US$41,833 million, representing a 3.0% increase over the last twelve-month period, and a 2.2% growth in comparison to June, 2002. These expansions were mainly related to an increase in foreign trade loans.

•
Decrease in Net Income.    In the third quarter of 2002, the financial system’s net income reached US$194.6 million representing a decrease of 3.8% in comparison to the third quarter of 2001. This decline was principally explained by lower non-operating income, higher operating expenses and higher provisions for loan losses, which more than offset the increase in operating revenues. As a result, during the 3Q02 the annualized return on average shareholder’s equity reached 15.4%, while the annualized return on average assets was 1.04%.

2002 Third-Quarter Consolidated Results

NET INCOME

The Bank’s consolidated net income for the third quarter of 2002 amounted to Ch$16,967 million (US$22.8 million), 18.1% above the previous quarter net income but, as a result of the prevailing market conditions and the merger process, lower than the Ch$28,685 million for the 2001 comparative period.

The Bank’s quarterly result was mainly affected by a decrease in net financial income and an increase in merger related costs in comparison to the year-earlier comparative quarter. In addition, due to the unstable situation prevailing in Argentina and the unlikelihood of registering a significant increase in the market value of the Argentinean investments, Ch$13,424 million of marked to market losses coming from these securities were accounted against results during the third quarter of 2002. These investments were previously accounted as available for sale securities and marked to market against the equity line in the New York Branch. At the same time, a release of voluntary provisions for an equivalent amount totally offset this effect on the bottom line results.

Third quarter 2002 net income resulted in an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 0.74% and 11.9%, respectively, compared with 1.20% and 19.2%, respectively, for the third quarter of 2001.

Bank, Subsidiaries and Foreign branches’ net income
(in millions of Chilean pesos, except for percentages)

	3Q01	2Q02	3Q02	% Change 3Q02/3Q01
Bank	22,931	8,281	27,461	19.8%
Foreign Branches	2,903	2,843	(13,389)	—
Stock Brokerage	1,320	1,339	1,353	2.5%
Gral Adm.of Funds[1]	1,067	1,163	1,256	17.7%
Insurance Brokerage	284	115	137	(51.8)%
Financial Advisory	(86)	290	175	—
Factoring	282	330	264	(6.4)%
Securitization	(16)	(30)	(17)	—
Promarket[2]	0	37	41	—
Socofin[3]	0	0	(314)	—

Total Net Income	28,685	14,368	16,967	(40.9)%

The Bank’s net income increase of 19.8%, excluding the results of subsidiaries and foreign branches, between the third quarter of 2002 and the same quarter of 2001, was importantly affected by the release of voluntary provisions previously commented.

Net income from subsidiaries totaled Ch$2,895 million during the third quarter of 2002, representing a contribution of 17.1% to the Bank’s consolidated results. This figure showed a slight increase compared with the Ch$2,851 million registered during the third quarter of 2001. This annual increase was closely related to the better performance of the Financial Advisory subsidiary and higher results registered by the General Administrator of Funds subsidiary1.

In addition, the quarterly lower subsidiaries’ net income, compared to 2Q02, was mainly attributable to Socofin3, subsidiary acquired by the Bank at the end of 2Q02 that registered losses during 3Q02.

Foreign branches’ lower result during the third quarter of 2002 is largely a consequence of the Ch$13,424 million of marked to market losses coming from Argentinean securities.

[1]	Subsidiary resulted from the merger between Banchile Mutual Fund Subsidiary and Banchile Investment Fund Subsidiary.
[2]	Incorporated to the Bank during the 2Q02 that provides sale services to the Bank and its subsidiaries.
[3]	Subsidiary, incorporated to the Bank during the 2Q02, in charge of the judicial and extrajudicial collection of loans on behalf of the Bank or third parties.

NET FINANCIAL INCOME4

Net Interest Revenue
(in millions of Chilean pesos, except for percentages)

	3Q01	2Q02	3Q02	% Change 3Q02/3Q01
Interest revenue	219,224	203,030	183,612	(16.2)%
Interest expense	(110,122)	(94,452)	(75,076)	(31.8)%
Foreign Exchange transaction,net	(16,073)	(19,516)	(25,619)	—

Net Financial Income	93,029	89,062	82,917	(10.9)%

Avg. Interest earning assets	8,675,826	8,236,474	8,433,566	(2.8)%
Net Financial Margin	4.3%	4.3%	3.9%	—
Net Interest Margin	5.0%	5.3%	5.2%	—

Net financial income totaled Ch$82,917 million for the third quarter of 2002, a 10.9% decrease compared to the same period in 2001. The quarter’s net financial income contraction, as compared to the 3Q01, was the result of both, 2.8% decrease in average interest earning assets and 36 basis points decline in net financial margin.

The decline in average interest earning assets was mainly attributable to a drop in average loans and investment portfolio. On the other hand, net financial margin (net financial income as a percentage of the average interest earnings assets), fell to 3.93% in the third quarter of 2002 from 4.29% in the third quarter of 2001. The factors behind the lower net financial margin include:

[4]
For analysis purposes, results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currencies and dollar-adjustable Chilean peso positions, have been included in the calculation of net financial income and the net financial margin. Under SBIF guidelines these gains/losses cannot be registered as interest revenue, but must be considered as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statements. This accounting asymmetry distorts net interest revenue and foreign exchange transaction gains, especially in periods of high volatility in the exchange rate.

•
Lower level of nominal interest rates during the third quarter 2002, which implied that the Bank earned lower interest rates on the portion of interest earning assets financed by non-interest bearing liabilities.

•	Extraordinary earnings obtained during 3Q01 in a derivative transaction structured by Banco Edwards.

At the same time, the aforementioned factors were partially offset by the following:

•
An increase of approximately 26 basis points in lending spreads, mainly in individual banking and large corporations, as a consequence of commercial efforts to increase higher yield products such as consumer loans, line of credits, lease contracts and commercial loans denominated in Chilean pesos.

•
A better funding mix, reflected in the improvement of the ratio of interest bearing liabilities to interest earning assets which improved from 79.2% in the third quarter of 2001 to 75.3% in the third quarter of 2002.

Regarding the 6.9% decrease in net financial income compared to the second quarter of 2002, it responded principally to a decline of 40 basis points in the net financial margin. This was explained mainly by the lower inflation rate which implied that the bank earned lower interest income on the portion of interest earning assets denominated in UF financed by interest bearing liabilities denominated in nominal Chilean pesos and non-interest bearing liabilities. However, this effect was partially offset by the 2.4% increase in average interest earning assets between the analyzed periods.

It is important to point out that once again the 3Q02 net financial income was positively impacted by the decrease in interest rates, since the Bank’s interest bearing liabilities have a shorter repricing period than the interest earning assets. The annual short-term reference interest rate for monetary policy decreased from 4.00% as of June 2002 to 3.00% as of September 2002.

LOAN PORTFOLIO

Loan Portfolio
(in millions of Chilean pesos, except for percentages)

	Sept.01	June.02	Sept.02	% Change 12-months
Commercial Loans	2,927,849	2,504,537	2,531,595	(13.5)%
Mortgage Loans	1,263,759	1,247,027	1,203,170	(4.8)%
Consumer Loans	385,482	390,880	389,485	1.0%
Foreign trade Loans	669,033	601,469	696,322	4.1%
Contingent Loans	381,609	372,073	377,763	(1.0)%
Others Outstanding Loans	465,825	486,515	558,341	19.9%
Leasing Contracts	260,662	244,022	243,511	(6.6)%
Past-due Loans	128,798	141,962	155,910	21.1%
Total Loans, net	6,483,017	5,988,485	6,156,097	(5.0)%
Interbank Loans	48,662	77,117	60,857	25.1%

Total Loans	6,531,679	6,065,602	6,216,954	(4.8)%

As of September 30, 2002, the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,156,097 million (US$8,234 million), reflecting an annual contraction of 5.0% but a quarterly expansion of 2.8%, reversing therefore the declining trend prevailed on the loan portfolio growth since September 2001.

In terms of volume, the annual loan drop, which was concentrated mainly in the fourth quarter of 2001 and in the first quarter of this year, was principally driven by commercial loans and, to a lesser extent, by mortgage loans. The commercial lending decline was a consequence of: (i) management’s decision to reduce its exposure in Latin America (mainly in Argentina and Brazil) and in certain economic sectors, and, (ii) the payment of two important loans related to the infrastructure sector. The 4.8% decline in mortgage loans responded principally to the Bank’s decision of encourage the substitution of these loans by higher yield mortgage loans financed by the Bank’s general borrowings (reflected in other outstanding loans), which increased by 41.5% during the year.

On the other hand, the Bank’s quarterly loan expansion of 2.8% was mainly fueled by an increase in foreign trade loans and other outstanding loans responding mainly to the Bank’s commercial efforts in promoting higher yield products. Foreign trade loans’ growth was closely related to particular efforts promoting this product oriented to corporations during the quarter, influenced also by the 7.2% increase observed in the exchange rate during that period. The increase in other outstanding loans was principally associated to both mortgage loans financed by the Bank’s general borrowings (“Mutuos Hipotecarios Endosables”) and lines of credits.

In terms of market segments, the annual loan portfolio contraction was mostly associated to large corporations and middle market companies, which decreased by 8.4% and 6.3%, respectively, in the analyzed period. However, the quarterly expansion has been a consequence not only of the 2.0% loan portfolio increase in the segment of individuals but also of the recovery of loan growth in large corporations and middle market companies (segments that showed a quarter increase of 3.9% and 2.0%, respectively).

Past Due Loans
(in millions of Chilean pesos, except for percentages)

	Sept.01	June.02	Sept.02	% Change 12-months
Commercial loans	115,931	126,472	140,283	21.0%
Consumer loans	4,366	5,562	5,928	35.8%
Residential mortgage loans	8,501	9,928	9,699	14.1%

Total Past Due Loans	128,798	141,962	155,910	21.1%

Past due loans totaled Ch$155,910 million as of September 30, 2002, a 9.8% quarterly increase compared to Ch$141,962 million at June 30, 2002. The mentioned increase in past due loans was mainly explained by commercial corporate loans related to the mining and financial services sectors. As a consequence, past due loans to total loans ratio grew to 2.51% in 3Q02 versus 2.34% in the 2Q02. Regarding the coverage ratio, it declined to 134.9% in the third quarter of 2002 from 174.2% in the previous quarter, as the Bank reduced the volume of allowances (which in turn was mainly due to a release of voluntary allowances).

FUNDING

Funding
(in millions of Chilean pesos, except for percentages)

	Sept.01	June.02	Sept.02	% Change
				12-months
Non-interest Bearing Liabilities
Current Accounts	865,587	888,537	1,010,395	16.7%
Bankers drafts and other deposits	576,899	755,521	767,480	33.0%
Other Liabilities	592,075	738,007	704,358	19.0%
Total	2,034,561	2,382,065	2,482,233	22.0%
Interest Bearing Liabilities
Savings & Time Deposits	4,323,683	3,637,564	3,632,493	(16.0)%
Central Bank Borrowings	4,910	14,031	3,816	(22.3)%
Repurchase agreements	327,609	382,571	413,743	26.3%
Mortgage Finance Bonds	1,356,614	1,336,614	1,298,088	(4.3)%
Subordinated Bonds	224,668	264,364	273,038	21.5%
Other Bonds	9,146	6,305	5,687	(37.8)%
Borrowings from Domestic Financ. Inst.	109,099	75,553	94,887	(13.0)%
Foreign Borrowings	442,652	270,066	356,736	(19.4)%
Other Obligations	75,936	66,544	78,920	3.9%
Total	6,874,317	6,053,612	6,157,408	(10.4)%

Total Liabilities	8,908,878	8,435,677	8,639,641	(3.0)%

Total non-interest bearing liabilities increased by 22.0% in a year-on-year basis and 4.2% during the third quarter of 2002. These important increases have been positively impacted by the growth experienced in the number of current accounts of approximately 10,800 during the year and to the lower nominal interest rate prevailing during the year leading thus to higher balance kept in current accounts and bankers drafts. The annual expansion of bankers drafts also responded to the Banks’ efforts in improving its funding mix through cash management and contracts for payment services. In addition, the annual increase in Other Liabilities was related to an expansion in foreign currency transactions pending settlement5, which volumes are very volatile.

Total interest bearing liabilities decreased by 10.4% relative to the third quarter of 2001. When analyzing this year-over-year contraction, by far the most important changes, in terms of volume, were the decrease registered in time deposits in local currency and, to a lesser extent, the decline in foreign borrowings and in mortgage finance bonds. This contraction responded mainly to the decrease in the investment portfolio, implying lower levels of funds needed by the Bank to finance interest earnings assets, and in the case of mortgage bonds also related to the lower level of mortgage loans during that period.

INVESTMENT PORTFOLIO

As of September 30, 2002, the Bank’s investment portfolio totaled to Ch$1,872,968 million, a 2.1% decline with respect to Ch$1,912,195 million maintained at June 30, 2002. This decline responded mainly to a reduction in the amount of short-term Central Bank’s securities (PDBC). Regarding investment in foreign countries, the Bank has changed the composition of this portfolio, from long-term corporate bonds towards short-term US Fed Funds (which increased from US$64.1 million as of June 2002 to US$135.0 million as of September 2002).

5	Composed of U.S. dollars sold by the Bank and where transfer is pending.

As of September 30, 2002, the investment portfolio maintained by the Bank represented 20.3% of total assets and was comprised principally by:

PROVISIONS

Allowances and Provisions
(in millions of Chilean pesos, except for percentages)

Allowances	3Q01	2Q02	3Q02	% Change 3Q02/3Q01
Allowances at the beginning of each period	212,144	238,250	247,314	16.6%
Price-level restatement	(936)	(2,139)	(1,413)	51.0%
Charge-off	(13,532)	(22,426)	(40,658)	200.5%
Provisions for loan losses established, net	30,089	33,598	18,528	(38.4)%
Voluntary Provisions established, net	(4,193)	31	(13,519)	222.4%
Allowances at the end of each period	223,572	247,314	210,252	(6.0)%

Provisions
Provisions	(25,896)	(33,629)	(5,009)	(80.7)%

Ratios
Allowances/Total loans	3.42%	4.08%	3.38%	—
Risk Index	2.54%	3.39%	2.92%	—
Provisions/Avg. Loans	1.59%	2.23%	0.32%	—
Charge-offs/Avg. Loans	0.83%	1.48%	2.60%	—
Recoveries/Avg. Loans	0.24%	0.17%	0.18%	—

Provisions for loan losses fell sharply to Ch$5,009 million in the third quarter of 2002 from Ch$33,629 million in the previous quarter. Provisions for loan losses in the third quarter of 2002 included a voluntary allowance release for an amount of approximately Ch$13,500 million in order to offset the effect on results of marked-to-market losses coming from Argentinean securities. Excluding this effect, provisions for loan losses decreased by 38.4% compared to last year same quarter. It is important to point out that during 3Q01 Banco Edwards showed an important increase in provisions for loan losses, mainly due to the impact of specific loan loss provisions raised to address the downgrade in the risk category of loans related to a client of the telecommunication sector.

As a consequence of the lower provisions during the third quarter of 2002, provisions to average loans ratio, on an annualized basis, declined to 0.32% in 3Q02 from 1.59% and 2.23% in the 3Q01 and 2Q02, respectively. In terms of the Bank¦s risk index, it reached 2.92% in 3Q02 compared to 2.54% in 3Q01 and 3.39% in 2Q02.

In terms of economic sectors, associated to corporate clients, during the third quarter of 2002 provisions for loan losses were mainly concentrated in Construction, Manufacturing and Agriculture sectors.

As of September 30, 2002, the Bank maintained voluntary allowances for an amount of Ch$20,202 million, equivalent to 0.32% of the Bank¦s total loan portfolio.

Regarding charge-offs, the amount registered during 3Q02 increased importantly to Ch$40,658 million (debtors that had been mostly provisioned in prior periods) from Ch$22,426 million in 2Q02. It is worth mentioning that the quarter charge was mainly concentrated in one client of the mining sector which represents approximately 26% of total charge-offs.

INCOME FROM SERVICES, NET

Income from Services
(in millions of Chilean pesos, except for percentages)

Composition by Company	3Q01	2Q02	3Q02	% Change 3Q02/3Q01
Bank	14,130	14,081	16,052	13.6%
General Adm. of Mutual Funds	2,584	3,207	2,703	4.6%
Financial Advisory	58	412	276	375.9%
Insurance Brokerage	1,125	626	640	(43.1)%
Stock Brokerage	1,141	562	303	(73.4)%
Factoring	64	98	61	(4.7)%
Socofin	0	0	4,482	—
Securization	0	12	6	—
Promarket	0	49	39	—
Foreign Branches	369	412	436	18.2%

Total Income from services, net	19,471	19,459	24,998	28.4%

The significant annual increase of 28.4% in fee income was mainly attributable to the incorporation of Socofin6, subsidiary that accounted for 17.9% of the total fees during the quarter, and an important increase of 13.6% in the Bank’s fees. The rise in the Bank’s fees mainly reflected greater fees on current accounts, lines of credit and credit cards. Current account fees increased mainly due to the implementation of the new pricing policy related with overdraft charges. In addition, higher fees coming from the Mutual Fund and Financial Advisory services contributed to the mentioned increase.

In terms of fees over average loans ratio, it increased to 1.60% from 1.19% for the third quarter of 2001. Excluding Socofin fees, the ratio would have been 1.31% in the third quarter of 2002.

[6]
During the 3Q02, the Bank recognized in its Income Statements the Socofin results of the first nine-months of 2002. As a result, the figures showed by this subsidiary in this quarter will not be comparable to future quarters.

GAINS ON SALES OF FINANCIAL INSTRUMENTS, NET

The Bank’s total gains on sales of financial instruments reached a negative Ch$14,751 million during the third quarter of 2002, compared to Ch$3,917 million for the third quarter of 2001 or Ch$5,791 million in the previous quarter. This decline was largely consequence of: (i) the Ch$13,424 million of marked to market losses coming from Argentinean securities accounted against results during the third quarter of 2002, as a consequence of the unstable situation prevailing in Argentina and the unlikelihood of registering a significant increase in the market value of these securities (these investments were previously accounted as available for sale securities and marked to market against the equity line in the New York Branch) and, (ii) marked to market losses of investments booked in the New York branch.

OTHER INCOME AND EXPENSES

Total Other Income and Expenses for the third quarter of 2002, decreased to Ch$(1,837) million from Ch$2,727 million in the same period of 2001. This decline was primarily attributable to lower non-operating income and lower recoveries of loans previously charged-off.

Non-operating income decreased principally due to the establishment of provisions for assets received in lieu of payment for an amount of approximately Ch$2,000 million and, to a lesser extent, to allowances relative to other non-operating expenses and the recognition of higher charges related to cobranding expenses during the third quarter of 2002.

Losses in the participation in earnings of equity investments in the third quarter of 2002 were mainly associated to the results recorded by Comercio Electrónico Artikos Chile S.A., (affiliate that offers e-commerce services to our corporate customers) and, to a lesser extent, to lower results presented by Empresa de Tarjetas Inteligentes S.A.

OPERATING EXPENSES

Operating Expenses
(in millions of Chilean pesos, except for percentages)

	3Q01	2Q02	3Q02	% Change 3Q02/ 3Q01
Personnel salaries and expenses	(33,624)	(30,421)	(34,196)	1.7%
Administrative and other expenses	(25,232)	(23,838)	(24,475)	(3.0)%
Depreciation and amortization	(4,510)	(5,725)	(6,379)	41.4%

Total operating expenses	(63,366)	(59,984)	(65,050)	2.7%

Total operating expenses amounted to Ch$65,050 million in the third quarter of 2002, a 2.7% increase compared to the third quarter of 2001. This increase was mainly driven by two factors: (i) the incorporation of Socofin subsidiary7, which increased the Bank’s cost base in Ch$4,753 million during the third quarter of 2002 and, (ii) higher merger related operating expenses that amounted Ch$5,820 million during the current quarter. Without Socofin and merger related expenses, total operating expenses would have decreased by 12.9% year-on year.

In particular, the incorporation of Socofin and severance payments associated to headcount reductions of 171 employees during the quarter, explained to a large extent the 1.7% increase in personnel salaries and expenses during the third quarter of 2002. However, this increase was partially offset by the one-time bonus payment that took place on September, 2001, as a consequence of the collective bargaining agreement subscribed by Banco de Chile and Union leaders on that date.

Even though the incorporation of Socofin implied an increase of Ch$419 million in administrative expenses, these expenses showed a slight decrease during 3Q02 compared to 3Q01 mainly due to lower advertising expenses. The increase in depreciation and amortization expenses for the third quarter of 2002 was principally derived from higher merger related costs such as: (i) charge-offs of discontinued software, (ii) charge-offs on assets in rented branches that were closed in prior periods and, (iii) depreciation of technological equipment acquired in order to integrate the information technology systems of both banks.

As a result, the efficiency ratio reached 69.8% in the third quarter of 2002, compared to 54.4% in the same period of last year. Without the merger costs, Socofin figures and the extraordinary marked to market losses registered against results, the efficiency ratio would have been 53.3% in the third quarter of 2002.

LOSS FROM PRICE-LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$2,325 million in 3Q02 compared to Ch$2,239 million last year’s same period. The slight increase reflects principally the 4 basis points increase observed in the inflation rate (the inflation rates used for adjustment purposes were 0.66% in 3Q01 and 0.70% in 3Q02).

[7]
During the 3Q02, the Bank recognized in its Income Statements the Socofin results of the first nine-months of 2002. As a result, the figures showed by this subsidiary in this quarter will not be comparable to future quarters.

INCOME TAXES

During the third quarter of 2002, the Bank’s income taxes totaled Ch$1,978 million representing an effective tax rate of 10.4%. As we mentioned in previous releases, the Bank’s effective tax rate is lower than the statutory corporate income tax rate, as under an specific tax regulation applicable for Banco de Chile, the Bank is allowed to deduct from the net income every payment made by the shareholder SAOS to the Central Bank regarding its subordinated debt. Regarding the tax credit of Ch$1,042 million registered during the third quarter of 2001, it corresponded mainly to earnings related to the recognition of deferred taxes arising as a consequence of the increase in the first category rate from 2002 onwards.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity
(in million of Chilean Pesos)

	Sept.01	June.02	Sept.02	% Change 12-months
Capital and Reserves	546,823	546,343	546,320	(0.1)%
Accumulated adjustment for translation differences [8]	9,060	8,606	10,888	20.2%
Unrealized gain (loss) on permanent financial invest. [9]	(9,813)	(12,472)	(2,992)	(69.5)%
Net Income	87,456	27,109	43,888	(49.8)%

Total Shareholders’ equity	633,526	569,586	598,104	(5.6)%

As of September 30, 2002, the Bank’s Shareholder’s equity totaled Ch$598,104 million (US$800.0 million), as compared to Ch$633,526 million (US$847.4 million) at September 30, 2001, reflecting mainly the lower net income registered during the first nine-months of 2002. In addition, it is important to mention that as of September 30, 2002, marked to market losses on financial investments9 decreased due to the bank’s decision of recognizing losses coming from Argentinean bonds, booked in the New York Branch, against results instead of against equity.

At the end of September 2002, on consolidated basis, the Bank’s Total Capital to Risk-Adjusted Assets ratio (BIS ratio) was 13.04%, and the Basic Capital to Total Assets ratio was 5.98%, both indicators in full compliance with the general minimum requirements of 8% and 3%, respectively. It is important to point out, that as a condition imposed by the Chilean Central Bank in order to approve the merger, the Bank must maintain a minimum BIS ratio of 10%.

Note: All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$747.62 for US$1.00 as of September 30, 2002. Earnings per ADR were calculated considering the nominal net income and the exchange rate existing at the end of each period.

[8]	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
[9]
Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

BANCO DE CHILE

CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2002 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change
	3Q01	2Q02	3Q02	3Q02	3Q02-3Q01	3Q02-2Q02	Sep 01	Dec 01	Sep 02	Sep 02	Sep 02-Sep 01
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS$
Interest revenue and expense
Interest revenue	219,224	203,030	183,612	245.6	(16.2)%	(9.6)%	631,176	802,210	524,848	702.0	(16.8)%
Interest expense	(110,122)	(94,452)	(75,076)	(100.4)	(31.8)%	(20.5)%	(347,844)	(462,348)	(231,258)	(309.3)	(33.5)%

Net interest revenue	109,102	108,578	108,536	145.2	(0.5)%	0.0%	283,332	339,862	293,590	392.7	3.6%

Income from services, net
Income from fees and other services	23,607	23,021	28,644	38.3	21.3%	24.4%	69,078	93,615	73,662	98.5	6.6%
Other services expenses	(4,136)	(3,562)	(3,646)	(4.9)	(11.8)%	2.4%	(12,083)	(15,703)	(10,760)	(14.4)	(10.9)%

Income from services, net	19,471	19,459	24,998	33.4	28.4%	28.5%	56,995	77,912	62,902	84.1	10.4%

Other operating income, net
Gains (losses) on financial instruments, net	3,917	5,791	(14,751)	(19.7)	n/a	n/a	10,044	7,418	(3,097)	(4.1)	n/a
Foreign exchange transactions, net	(16,073)	(19,516)	(25,619)	(34.3)	59.4%	31.3%	(23,270)	3,952	(47,848)	(64.0)	105.6%

Total other operating income, net	(12,156)	(13,725)	(40,370)	(54.0)	232.1%	194.1%	(13,226)	11,370	(50,945)	(68.1)	285.2%

Operating Revenues	116,417	114,312	93,164	124.6	(20.0)%	(18.5)%	327,101	429,144	305,547	408.7	(6.6%)

Provisions	(25,896)	(33,629)	(5,009)	(6.7)	(80.7)%	(85.1)%	(70,328)	(91,725)	(72,047)	(96.4)	2.4%

Other income and expenses
Recovery of loans previously charged-off	3,931	2,613	2,766	3.7	(29.6%)	5.9%	11,489	15,807	7,960	10.6	(30.7%)
Non-operating income	2,640	2,269	2,286	3.1	(13.4%)	0.7%	9,576	14,778	7,379	9.9	(22.9%)
Non-operating expenses	(3,625)	(4,525)	(6,698)	(9.0)	84.8%	48.0%	(8,384)	(10,438)	(13,870)	(18.6)	65.4%
Participation in earnings of equity investments	(219)	(209)	(191)	(0.3)	(12.8%)	(8.6%)	(25)	3	(547)	(0.7)	2088.0%

Total other income and expenses	2,727	148	(1,837)	(2.5)	(167.4%)	(1341.2%)	12,656	20,150	922	1.2	(92.7%)

Operating expenses
Personnel salaries and expenses	(33,624)	(30,421)	(34,196)	(45.7)	1.7%	12.4%	(89,291)	(130,842)	(94,038)	(125.8)	5.3%
Administrative and other expenses	(25,232)	(23,838)	(24,475)	(32.7)	(3.0)%	2.7%	(71,309)	(100,220)	(71,159)	(95.2)	(0.2)%
Depreciation and amortization	(4,510)	(5,725)	(6,379)	(8.5)	41.4%	11.4%	(13,089)	(17,731)	(17,426)	(23.3)	33.1%

Total operating expenses	(63,366)	(59,984)	(65,050)	(86.9)	2.7%	8.4%	(173,689)	(248,793)	(182,623)	(244.3)	5.1%

Loss from price-level restatement	(2,239)	(3,322)	(2,325)	(3.1)	3.8%	(30.0)%	(7,278)	(10,079)	(3,913)	(5.2)	(46.2)%

Minority interest in consolidated subsidiaries	0	0	2	0.0	n/a	n/a	(1)	(1)	2	0.0	n/a
Income before income taxes	27,643	17,525	18,945	25.4	(31.5)%	8.1%	88,461	98,696	47,888	64.0	(45.9)%

Income taxes	1,042	(3,157)	(1,978)	(2.6)	n/a	(37.3)%	(1,005)	(363)	(4,000)	(5.4)	298.0%

Net income	28,685	14,368	16,967	22.8	(40.9)%	18.1%	87,456	98,333	43,888	58.6	(49.8)%

BANCO DE CHILE

CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2002 and millions of US dollars (MUS$))

ASSETS	Dec 00	Sep 01	Dec 01	Jun 02	Sep 02	Sep 02	% C h a n g e
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Sep 02-Jun 02	Sep 02-Sep 01
Cash and due from banks
Noninterest bearing	697,508	716,622	728,322	758,410	889,379	1,189.6	17.3%	24.1%
Interbank bearing	6,685	154,228	53,582	92,028	30,054	40.2	(67.3)%	(80.5)%

Total cash and due from banks	704,193	870,850	781,904	850,438	919,433	1,229.8	8.1%	5.6%

Financial investments
Government securities	730,721	989,340	1,126,832	932,113	808,279	1,081.1	(13.3)%	(18.3)%
Investments purchase under agreements to resell	43,256	37,547	50,614	24,301	19,853	26.6	(18.3)%	(47.1)%
Investment collateral under agreements to repurchase	213,617	321,668	224,452	375,856	410,086	548.5	9.1%	27.5%
Other investments	723,329	661,001	634,345	579,925	634,750	849.0	9.5%	(4.0)%

Total financial investments	1,710,923	2,009,556	2,036,243	1,912,195	1,872,968	2,505.2	(2.1)%	(6.8)%

Loans, Net
Commercial loans	2,825,264	2,927,849	2,745,257	2,504,537	2,531,595	3,386.2	1.1%	(13.5)%
Consumer loans	356,218	385,482	392,563	390,880	389,485	521.0	(0.4)%	1.0%
Mortgage loans	1,232,625	1,263,759	1,280,360	1,247,027	1,203,170	1,609.3	(3.5)%	(4.8)%
Foreign trade loans	578,041	669,033	527,300	601,469	696,322	931.4	15.8%	4.1%
Interbank loans	37,696	48,662	29,164	77,117	60,857	81.4	(21.1)%	25.1%
Lease contracts	228,305	260,662	251,239	244,022	243,511	325.7	(0.2)%	(6.6)%
Other outstanding loans	505,575	465,825	432,090	486,515	558,341	746.8	14.8%	19.9%
Past due loans	119,943	128,798	122,250	141,962	155,910	208.5	9.8%	21.1%
Contingent loans	390,731	381,609	376,110	372,073	377,763	505.3	1.5%	(1.0)%

Total loans	6,274,398	6,531,679	6,156,333	6,065,602	6,216,954	8,315.6	2.5%	(4.8)%
Allowances	(198,871)	(223,572)	(228,906)	(247,314)	(210,252)	(281.2)	(15.0)%	(6.0)%

Total loans, net	6,075,527	6,308,107	5,927,427	5,818,288	6,006,702	8,034.4	3.2%	(4.8)%

Other assets
Assets received in lieu of payment	17,129	30,883	33,282	31,490	20,801	27.8	(33.9)%	(32.6)%
Bank premises and equipment	149,680	146,478	146,416	143,691	143,377	191.8	(0.2)%	(2.1)%
Investments in other companies	3,889	5,279	5,274	5,626	5,099	6.8	(9.4)%	(3.4)%
Other	167,981	171,254	170,167	243,540	269,370	360.4	10.6%	57.3%

Total other assets	338,679	353,894	355,139	424,347	438,647	586.8	3.4%	23.9%

Total assets	8,829,322	9,542,407	9,100,713	9,005,268	9,237,750	12,356.2	2.6%	(3.2)%

BANCO DE CHILE

CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2002 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 00	Sep 01	Dec 01	Jun 02	Sep 02	Sep 02	% C h a n g e
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Sep 02-Jun 02	Sep 02-Sep 01
Deposits
Current accounts	866,937	865,587	922,904	888,537	1,010,395	1,351.5	13.7%	16.7%
Bankers drafts and other deposits	542,733	576,899	527,237	755,521	767,480	1,026.6	1.6%	33.0%
Saving accounts and time deposits	3,966,747	4,323,683	4,039,097	3,637,564	3,632,493	4,858.7	(0.1)%	(16.0)%

Total deposits	5,376,417	5,766,169	5,489,238	5,281,622	5,410,368	7,236.8	2.4%	(6.2)%

Borrowings
Central Bank borrowings	5,378	4,910	77,967	14,031	3,816	5.1	(72.8)%	(22.3)%
Securities sold under agreements to repurchase	232,352	327,609	251,062	382,571	413,743	553.4	8.1%	26.3%
Mortgage finance bonds	1,300,084	1,356,614	1,373,178	1,336,614	1,298,088	1,736.3	(2.9)%	(4.3)%
Subordinated bonds	161,054	224,668	267,046	264,364	273,038	365.2	3.3%	21.5%
Other bonds	12,111	9,146	8,036	6,305	5,687	7.6	(9.8)%	(37.8)%
Borrowings from domestic financial institutions	59,429	109,099	45,495	75,553	94,887	126.9	25.6%	(13.0)%
Foreign borrowings	422,972	442,652	330,568	270,066	356,736	477.2	32.1%	(19.4)%
Other obligations	85,855	75,936	73,220	66,544	78,920	105.6	18.6%	3.9%

Total borrowings	2,279,235	2,550,634	2,426,572	2,416,048	2,524,915	3,377.3	4.5%	(1.0)%

Other liabilities
Contingent liabilities	390,269	381,149	375,747	371,497	377,969	505.6	1.7%	(0.8)%
Other	150,233	210,926	163,224	366,510	326,389	436.5	(10.9)%	54.7%

Total other liabilities	540,502	592,075	538,971	738,007	704,358	942.1	(4.6)%	19.0%

Minority interest in consolidated subsidiaries	3	3	3	5	5	0.0	0.0%	66.7%

Shareholders' equity
Capital and Reserves	544,285	546,070	547,596	542,477	554,216	741.3	2.2%	1.5%
Net income for the year	88,880	87,456	98,333	27,109	43,888	58.7	61.9%	(49.8)%

Total shareholders' equity	633,165	633,526	645,929	569,586	598,104	800.0	5.0%	(5.6)%

Total liabilities & shareholders' equity	8,829,322	9,542,407	9,100,713	9,005,268	9,237,750	12,356.2	2.6%	(3.2)%

BANCO DE CHILE

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year to date
	3Q01	2Q02	3Q02	Sep 01	Dec 01	Sep 02
Earnings per Share
Net income per Share (Ch$) (1)	0.42	0.21	0.25	1.29	1.45	0.64
Net income per ADS (Ch$) (1)	252.81	126.63	149.53	770.76	866.63	386.79
Net income per ADS (US$) (2)	0.37	0.18	0.20	1.10	1.32	0.52
Book value per Share (Ch$) (1)	9.31	8.37	8.79	9.31	9.49	8.79
Shares outstanding (Millions)	68,079.78	68,079.78	68,079.78	68,079.78	68,079.78	68,079.78

Profitability Ratios (3)(4)
Net interest margin	5.03%	5.27%	5.15%	4.52%	4.07%	4.70%
Net financial margin	4.29%	4.33%	3.93%	4.15%	4.12%	3.94%
Fees / Avg. Interest Earnings Assets	0.90%	0.95%	1.19%	0.91%	0.93%	1.01%
Other Operating Revenues / Avg. Interest Earnings Assets	(0.56%)	(0.67%)	(1.91%)	(0.21%)	0.14%	(0.82%)
Operating Revenues / Avg. Interest Earnings Assets	5.37%	5.55%	4.42%	5.22%	5.14%	4.89%
Return on average total assets	1.20%	0.63%	0.74%	1.27%	1.07%	0.64%
Return on average shareholders' equity	19.18%	10.28%	11.93%	19.27%	16.22%	9.86%

Capital Ratios
Shareholders equity / total assets	6.64%	6.33%	6.47%	6.64%	7.10%	6.47%
Basic capital / risk-adjusted assets (5)	8.95%	8.95%	8.91%	8.95%	9.62%	8.91%
Total capital / risk—adjusted assets (5)	11.39%	13.28%	13.04%	11.39%	12.25%	13.04%

Credit Quality Ratios
Past due loans / total loans	1.97%	2.34%	2.51%	1.97%	1.99%	2.51%
Allowances / past due loans	173.58%	174.21%	134.85%	173.58%	187.24%	134.85%
Allowances / total loans	3.42%	4.08%	3.38%	3.42%	3.72%	3.38%
Provisions /Avg.Loans	1.59%	2.23%	0.32%	1.46%	1.45%	1.56%
Risk index consolidated	2.54%	3.39%	2.92%	2.54%	2.80%	2.92%

Operating and Productivity Ratios
Operating expenses / operating revenue	54.43%	52.47%	69.82%	53.10%	57.97%	59.77%
Operating expenses / average total assets (3)	2.65%	2.65%	2.82%	2.52%	2.72%	2.66%
Loans per employee (million Ch$) (1)	871	674	692	871	853	692

Average Balance Sheet Data (1)(3)
Avg. Interest earnings assets (million Ch$)	8,675,826	8,236,474	8,433,566	8,360,972	8,342,755	8,325,478
Avg. Assets (million Ch$)	9,560,657	9,061,689	9,231,167	9,191,139	9,154,425	9,157,321
Avg. Shareholders equity (million Ch$)	598,173	558,946	568,743	605,119	606,387	593,565
Avg. Loans	6,529,503	6,044,276	6,259,931	6,408,967	6,345,200	6,167,595
Avg. Interest bearing liabilities (million Ch$)	6,871,073	6,456,959	6,351,739	6,682,055	6,679,538	6,445,819

Other Data
Inflation Rate	1.35%	0.34%	1.67%	2.82%	2.64%	2.48%
Exchange rate (Ch$)	696.23	697.62	747.62	696.23	656.20	747.62
Employees	7,499	9,003	8,978	7,499	7,215	8,978
Branches	282	269	257	282	282	257

Notes
(1)	These figures were expressed in constant Chilean pesos as of September 30,2002.
(2)	These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3)	The ratios were calculated as an average of daily balances.
(4)	Annualized data.
(5)
On June 2002, the Superintendency of Banks modified the methology for calculating capital ratios from unconsolidated to consolidated basis. On a consolidated basis, at september 2001 the figures were 11.55% for the Total Capital to Risk-Adjusted Assets ratio and 8.17% for the Basic Capital to Total Assets ratio.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts:	Ricardo Morales	Jacqueline Barrio
	Banco de Chile	Banco de Chile
	(56-2) 637 3519	(56-2) 637 2938
	rmorales@bancochile.cl	jbarrio@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2002

Banco de Chile

/s/	Pablo Granifo
By:	Pablo Granifo
CEO